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SEC FILE NUMBER
8-53000

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: IDB Capital Corp.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1114 Avenue of Americas 2nd Floor
(No. and Street)

New York City (City) NY (State) 10036 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kenneth Savio (Name) 212-551-8236 (Area Code – Telephone Number) KSavio@IDBNY.Com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

345 Park Avenue (Address) New York City (City) NY (State) 10154 (Zip Code)

October 20th, 2003 (Date of Registration with PCAOB)(if applicable) 185 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Kenneth Savio, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of IDB Capital Corp, as of December 31st, 2022 is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

[signature]

Notary Public

Grace Spina
Notary Public, State of New York
No: 01SP6135550
Qualified in Suffolk County
Commission Expires Oct. 24, 2025

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

IDB CAPITAL CORP.

(A Wholly Owned Subsidiary of
Israel Discount Bank of New York)

Statement of Financial Condition

December 31, 2022

(With Report of Independent Registered Public Accounting Firm Thereon)

IDB CAPITAL CORP.
(A Wholly Owned Subsidiary of
Israel Discount Bank of New York)

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3-8

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
IDB Capital Corp.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of IDB Capital Corp. (the Company) as of December 31, 2022, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2004.

New York, New York
February 21, 2023

IDB CAPITAL CORP.
(A Wholly Owned Subsidiary of
Israel Discount Bank of New York)

Statement of Financial Condition

December 31, 2022

(Dollars in thousands, except par value)

Assets		
Cash and cash equivalents	$	2,147
Receivable from clearing broker		648
Securities owned, at fair Value		21,691
Premises and Equipment, net		234
Income taxes receivable from parent		756
Other assets		219
Total assets	$	25,695
Liabilities and Stockholder's Equity		
Accounts payable and accrued expenses	$	1,064
Total liabilities		1,064
Commitments and contingencies (note 10)		
Stockholder's equity:		
Common stock, par value $25 (authorized 20,000 shares; issued and outstanding 10,000 shares)		250
Retained earnings		24,381
Total stockholder's equity		24,631
Total liabilities and stockholder's equity	$	25,695

See accompanying notes to financial statement.

IDB CAPITAL CORP.
(A Wholly Owned Subsidiary of
Israel Discount Bank of New York)

Notes to Statement of Financial Condition

December 31, 2022

(1) Organization

IDB Capital Corp. (the Company) is a wholly owned subsidiary of Israel Discount Bank of New York (the Parent), a New York State chartered banking corporation. The Company is registered as a broker-dealer under Section 15(b) of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The company trades on an agency and riskless principal basis for customers of the Parent whom it introduces customer trades to another broker-dealer (the Clearing Broker) under a fully disclosed clearing agreement. All brokerage transactions are cleared and settled by the Clearing Broker. The Clearing Broker maintains custody for all domestic customers and some international customers and maintains standing delivery instructions for all other international customers, which maintain Delivery vs Payment Accounts (DVP Accounts). In addition, the Company acts as a placement agent in the private placement of securities, strictly on a best efforts basis and acts as a broker selling life insurance, annuity and retirement plan products for which it receives commissions and fees.

(2) Significant Accounting Policies

(a) Use of Estimates

Preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash and cash equivalents include cash, investments in money market funds, and deposits with banks. At December 31, 2022, the Company had investments in money market funds of $1,383,527.

(c) Securities Transactions

Securities transactions are recorded on a trade-date basis. Securities owned are recorded at fair value, with changes in fair value recognized in income.

(d) Fair Value of Financial Instruments

Financial instruments, which consist of cash, cash and securities on deposit with clearing organization, and accounts receivable, are reported at their carrying amounts, which approximate fair value given the short-term nature of these items. Securities owned are carried at their fair value, as described in Note 8.

(e) Premises and Equipment, net

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed by the straight-line method based upon useful lives from 3 to 10 years.

(Continued)

(f) ***Income Taxes***

The Company is included in the consolidated federal and combined California, Connecticut, New York State and New York City and several other income tax returns filed by the Parent. Under a tax-sharing agreement with the Parent, the Company determines its federal, state, and local income tax on a separate-company basis using the same computational method as the consolidated group.

(3) Receivable from Clearing Broker

The Company is required to maintain deposits with its clearing broker in order to conduct its business. At December 31, 2022, total deposits with its clearing broker amounted to $647,994 which included cash pledged of $255,906.

The Company has agreed to indemnify the Clearing Broker for losses that it may sustain from the customer accounts introduced by the Company. Pursuant to the Clearing Agreement, the Company is required to reimburse the Clearing Broker without limitation for any losses incurred due to any customer's failure to satisfy its contractual obligations. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date. As a result of these transactions, there were no amounts to be indemnified to the Clearing Broker for the customer accounts at December 31, 2022.

(4) Securities Owned, at Fair Value

At December 31, 2022, securities owned, at fair value, comprise the following securities (in thousands):

FNMA and FHLMC mortgage-backed securities	$	4
GNMA mortgage-backed securities		1
U.S. Treasury securities		21,686
Total	$	21,691

Securities owned may be pledged to the Clearing Broker on terms that permit the Clearing Broker to sell or repledge the securities to others subject to certain limitations. In addition to the cash pledged to the clearing broker at December 31, 2022 as described in Note 3, mortgage-backed securities with a total fair value of $331 were also pledged as collateral to the Clearing Broker.

(5) Income Tax

Pursuant to the tax-sharing agreement with the Parent, the Company determines its federal, state, and local income tax on a separate-company basis using the same computational method as the consolidated group. In

2022, the state and local income tax liability of the Parent was determined based on its consolidated taxable loss.

Deferred tax assets, net at December 31, 2022 are included in other assets in the Statement of Financial Condition, and consist of the following temporary differences (in thousands):

Assets:		
Deferred and other compensation	$	38
Total deferred tax assets	$	38
Liabilities:		
Depreciation	$	68
Other		9
Total deferred tax liabilities	$	77
Deferred tax liabilities, net	$	39

The Company has an intercompany tax receivable from the Parent of $756 thousand and no taxes payable to stand alone state tax jurisdictions as of December 31, 2022.

A valuation allowance for deferred tax assets was not considered necessary at December 31, 2022. The Company believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

The Company is part of the Parent's consolidated Federal and combined California, Connecticut, New Jersey, New York State, New York City and several other state income tax returns. In addition, the Company files state income tax returns in Florida and Pennsylvania. The Company and the Parent are no longer subject to U.S. federal and state tax examinations for years before 2019, except for New York State where tax years 2017 through 2019 are currently under audit. There are no expected changes as a result of the audit.

Accounting for Uncertainty in Income Taxes

The FASB issued guidance (ASC Subtopic 740-10, Accounting for Uncertainty in Income Taxes) prescribing a recognition threshold and measurement attribute for use in connection with the obligation of a Company to recognize, measure, present, and disclose in its financial statements uncertain tax positions that the Company has taken or expects to take on a tax return. Per this guidance, only tax positions that meet a "more-likely-than-not" threshold may be recognized or may continue to be recognized. The Company's policy for recording interest and penalties associated with uncertain tax positions is to record such expense as a component of income tax expense.

(Continued)

(6) Related-Party Transactions

Included in cash on the Statement of Financial Condition is a deposit with the Parent of $759,908 as of December 31, 2022. At December 31, 2022, included in accounts payable and accrued expenses is a balance of $51,778 payable to the Parent related to management fees and operating expenses paid by the Parent on behalf of the Company. In addition, the Company will be reimbursed by the Parent for income taxes pursuant to the tax-sharing agreement (see Note 5).

The majority of transactions executed by the Company are for customers introduced to the Company by the Parent.

(7) Employee Benefits and Deferred Compensation

The Company participates in the Parent's contributory Savings and Investment Plan (401(k)) (the Plan). Contributions are made by employees on a discretionary basis, subject to the applicable limitations of U.S. tax laws.

The Company also participates in the Parent's deferred compensation plan. The Deferred Compensation Plan, revised and effective January 1, 2022, defines employee eligibility, among other things, based on their designated incentive compensation plan category. The plan permits the participants to defer up to 10% of their base annual salary. The deferred compensation plan document describes methods by which participants can receive a company match amount as well as a return on their investment.

The Company also participates in the Parent's noncontributory defined contribution plan covering all full-time employees. The Bank contributes on behalf of each "eligible" participant a percentage of the "eligible" participant's compensation ranging from 3% to 5%, depending on years of service.

Other benefits include a Supplemental Executive Retirement Plan and Benefit Restoration Plans. These plans were frozen as of December 31, 2016 with no further benefits accruing after December 31, 2016.

(8) Fair Value Measurement

Fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, a fair value hierarchy was established, which prioritizes the inputs used in measuring fair value as follows:

- Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2 – Inputs to the valuation methodology include quoted prices in markets that are not considered to be active or significant inputs to the methodology that are observable, either directly or indirectly.
- Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's categorization within this valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The following table presents, by valuation hierarchy, assets and liabilities that are measured at fair value on a recurring basis and that are included in the Company's Statement of Financial Condition as of December 31, 2022:

		Fair value measurements at December 31, 2022 using			
		Quoted prices in active markets for identical assets (Level 1)	**Significant other observable inputs (Level 2)**	**Significant unobservable inputs (Level 3)**	**Total fair value**
			(In thousands)		
Cash and cash equivalents	$	1,384	—	—	1,384
Securities owned, at fair value		21,686	5	—	21,691

Fair values of financial instruments are generally determined by the quoted prices on trading exchanges, when available. If listed prices or quotes are not available fair value is based upon broker quotes, third-party pricing services or pricing models that primarily use market-based or independently sourced market parameters as inputs, including, but not limited to, yield curves, interest rates, and credit curves. However, fair values are not readily available for financial instruments such as certain investment securities, since there are no trading markets for these instruments. Furthermore, there is no prescribed procedure for valuing these instruments. Such a valuation is, therefore, subjective and may not be a true measure of the real worth of these instruments.

The Company does not have any level 3 securities. The only financial instruments not carried at fair value on the Company's Statement of Financial Condition are cash and receivable from clearing broker. This represents short term balances with banks or brokers that are carried at cost which approximates fair value. They would be considered Level 1 valuations.

The following methods and assumptions were used by the Company in determining the fair value of financial instruments:

Cash and Cash Equivalents – Included in cash and cash equivalents are investments in a stable value money market mutual fund where cost approximates fair value.

Securities owned, at fair value – The fair values of investment securities are based on quoted market prices when available or on prices provided by independent pricing services.

(9) Net Capital Requirements

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1 (the Rule). The ratio of aggregate indebtedness to net capital, both as

defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2022, the Company had net capital of $22,582,560 which was $22,332,560 in excess of its required net capital of $250,000.

(10) Commitments and Contingencies

In the normal course of business, the Company makes various commitments and incurs certain contingent liabilities, which are not reflected in its consolidated financial statements. In addition, the Company may be subject to claims and lawsuits in the ordinary course of business including arbitrations. At the present time, there is no known or threatened litigation involving the Company.

(11) Subsequent Events

The Company evaluated all events that occurred through February 21, 2023, the date of financial statement issuance. During that period, the Company did not identify any matter that would require recognition or disclosure in its financial statements.